UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

RALPH LAUREN CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751212 10 1

(CUSIP Number)

September 10, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 751212 10 1	13G	Page 2 of 9 Pages

1.	Name of Reporting Persons Ralph Lauren, individually and as trustee of various trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

Sole Voting Power:

14,591,374 (representing (i) 13,534,543 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), immediately convertible into an equal number of shares of Class A Common Stock, par value $.01 per share (“Class A Common Stock”), held by a revocable trust of which Mr. Lauren is the sole trustee and sole beneficiary, (ii) 106,830 shares of Class A Common Stock held by Mr. Lauren’s revocable trust, and (iii) options representing the right to acquire 950,001 shares of Class A Common Stock).

6.

Shared Voting Power:

11,163,298 (representing (i) 8,792,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren and (ii) 2,370,956 shares of Class B Common Stock held by a trust of which Mr. Lauren has the power to remove and replace the trustees, provided that Mr. and Mrs. Lauren may not serve as the replacement trustees, established for the benefit of Mrs. Lauren’s issue; each of the shares of Class B Common stock in (i) and (ii) above is immediately convertible into an equal number of shares of Class A Common Stock).

7.

Sole Dispositive Power:

15,836,506 (representing (i) 13,534,543 shares of Class B Common Stock held by a revocable trust of which Mr. Lauren is the sole trustee and sole beneficiary, (ii) 1,245,132 shares of Class B Common Stock held by a grantor retained annuity trust established for the benefit of Mr. Lauren’s issue and of which Mr. Lauren is a trustee with sole dispositive power, (iii) 106,830 shares of Class A Common Stock held by Mr. Lauren’s revocable trust and (iv) options representing the right to acquire 950,001 shares of Class A Common Stock); each of the shares of Class B Common stock in (i) and (ii) above is immediately convertible into an equal number of shares of Class A Common Stock).

8.

Shared Dispositive Power:

14,422,557 (representing (i) 8,792,342 shares of Class B Common Stock owned by Lauren Family, L.L.C., a limited liability company of which Mr. Lauren has the power to remove and replace each manager, provided that the replacement manager is not related to or subordinate to Mr. Lauren, (ii) 2,370,956 shares of Class B Common Stock held by a trust of which Mr. Lauren has the power to remove and replace the trustees provided that Mr. and Mrs. Lauren may not serve as the replacement trustees, established for the benefit of Mrs. Lauren’s issue and (iii) 3,259,259 shares of Class B Common Stock held by trusts of which Mr. Lauren has the power to remove and replace the trustees, provided that the replacement trustee is not related to or subordinate to Mr. Lauren, established for the benefit of Mr. Lauren’s issue; each of the shares of Class B Common stock in (i) through (iii) above is immediately convertible into an equal number of shares of Class A Common Stock).

9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

30,259,063 (representing 29,202,232 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock, 106,830 shares of Class A Common Stock and options representing the right to acquire 950,001 shares of Class A Common Stock)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 33.4%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 751212 10 1	13G	Page 3 of 9 Pages

1.	Name of Reporting Persons Ricky Lauren, individually and as trustee of various trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

Sole Voting Power:

6,133,435 (representing (i) 1,629,044 shares of Class B Common Stock held by a revocable trust of which Mrs. Lauren is the sole trustee and sole beneficiary, (ii) 1,245,132 shares of Class B Common Stock held by a grantor retained annuity trust established for the benefit of Mr. Lauren and his issue and of which Mrs. Lauren is a trustee with sole voting power, and (iii) 3,259,259 shares of Class B Common Stock held by trusts of which Mrs. Lauren is a trustee with sole voting power established for the benefit of Mr. Lauren’s issue; each of the shares of Class B Common stock in (i) through (iii) above is immediately convertible into an equal number of shares of Class A Common Stock).

	6.	Shared Voting Power: -0-
7.

Sole Dispositive Power:

1,629,044 (representing shares of Class B Common Stock held by a revocable trust of which Mrs. Lauren is the sole trustee and sole beneficiary, which is immediately convertible into an equal number of shares of Class A Common Stock).

	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,133,435
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.2%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 751212 10 1	13G	Page 4 of 9 Pages

1.	Name of Reporting Persons Lauren Family, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)
9.

Aggregate Amount Beneficially Owned by Each Reporting Person:

8,792,342 (representing 8,792,342 shares of Class B Common Stock immediately convertible into an equal number of shares of Class A Common Stock)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.7%
12.	Type of Reporting Person (See Instructions): OO

Page 5 of 9 Pages

EXPLANATORY NOTE

This Amendment No. 10 (this “Amendment”) to the Statement on Schedule 13G, filed on February 11, 1998, by Ralph Lauren and related entities, as heretofore amended (the “Statement”), amends and restates the Statement in its entirety. In connection with the long-term estate planning strategy of Mr. and Mrs. Lauren, shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and shares of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), which Class B Common Stock is immediately convertible into an equal number of shares of Class A Common Stock, previously held directly by Mr. or Mrs. Lauren or in trusts for the benefit of Mr. and Mrs. Lauren’s family members were transferred to certain trusts for the benefit of Mr. Lauren, Mrs. Lauren, and/or their family members. With respect to the substantial majority of such shares, Mr. or Mrs. Lauren previously had either sole voting and/or dispositive power over such shares or shared voting and/or dispositive power over such shares through one or both of his or her ability to remove and replace the trustees or managers of a trust or other entity, provided that the replacement trustees or managers were not related to or subordinate to Mr. Lauren or Mrs. Lauren.

Item 1(a).	Name of Issuer:

Ralph Lauren Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

650 Madison Avenue, New York, New York 10022

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by:

(i)	Ralph Lauren, individually and as trustee of various trusts

(ii)	Ricky Lauren, individually and as trustee of various trusts

(iii)	Lauren Family, L.L.C.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Ralph Lauren Corporation, 650 Madison Avenue,

New York, New York 10022

Item 2(c).	Citizenship:

(i)	Ralph Lauren – United States of America

(ii)	Ricky Lauren – United States of America

(iii)	Lauren Family, L.L.C. – Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number:

751212 10 1

Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240. 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages. The calculation of beneficial ownership percentage, in each case, is based on 60,322,531 shares of Class A Common Stock outstanding as of August 3, 2012, as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed by the Issuer with the Securities and Exchange Commission on August 9, 2012 plus, in each case, the number of shares of Class A Common Stock that may be received by each reporting person upon conversion of shares of Class B Common Stock and, in the case of Mr. Lauren, the exercise of stock options to purchase shares of Class A Common Stock that are either currently exercisable or will be exercisable within 60 days.

Item 5.	Ownership of Five Percent or Less of a Class.

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mrs. Lauren has sole voting power, and Mr. Lauren has shared dispositive power as a result of his power to remove and replace the trustees of a trust that holds 3,195,619 shares of Class B Common Stock for the benefit of Mr. Lauren’s issue.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Page 7 of 9 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2012

/s/ RALPH LAUREN
RALPH LAUREN, individually and as trustee of various trusts

/s/ RICKY LAUREN
RICKY LAUREN, individually and as trustee of various trusts

LAUREN FAMILY, L.L.C.

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Andrew Lauren, Manager

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for David Lauren, Manager

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Dylan Lauren, Manager

EXHIBIT LIST

Exhibit		Page No.

A.	Joint Filing Agreement, dated as of September 10, 2012, by and between Ralph Lauren, Ricky Lauren and Lauren Family, L.L.C	A-1

B.	Power of Attorney, dated as of September 10, 2012, by Ralph Lauren, in his individual capacity and as trustee of various trusts, in favor of Craig Smith	B-1

C.	Power of Attorney, dated as of September 10, 2012, by Ricky Lauren, in her individual capacity and as trustee of various trusts, in favor of Craig Smith	C-1

D	Power of Attorney, dated as of February 14, 2011, by Andrew Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit B of the Amendment No. 8 to the Schedule 13G filed by the Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).

E	Power of Attorney, dated as of February 14, 2011, by David Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit C of the Amendment No. 8 to the Schedule 13G filed by the Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).

F	Power of Attorney, dated as of February 8, 2011, by Dylan Lauren in favor of Craig Smith (incorporated herein by reference to Exhibit D of the Amendment No. 8 to the Schedule 13G filed by the Ralph Lauren and Lauren Family L.L.C., on February 14, 2011).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock of Ralph Lauren Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 10, 2012.

/s/ RALPH LAUREN
RALPH LAUREN, individually and as trustee for various trusts

/s/ RICKY LAUREN
RICKY LAUREN, individually and as trustee for various trusts

LAUREN FAMILY, L.L.C.

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Andrew Lauren, Manager

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for David Lauren, Manager

By:	/s/ CRAIG L. SMITH
Name:	Craig L. Smith
Title:	Attorney-in-Fact for Dylan Lauren, Manager

A-1

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Ralph Lauren, hereby make, constitute and appoint Craig L. Smith as my agent and attorney-in-fact for the purpose of executing in my name, in my individual capacity and/or in my capacity as a trustee of any trust, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act and granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Except as otherwise specifically provided herein, this Power of Attorney shall not in any manner revoke, in whole or in part, any Power of Attorney previously executed. This Power of Attorney shall not be revoked by any subsequent Power of Attorney executed in the future, unless such subsequent Power of Attorney specifically refers to this Power of Attorney, or specifically states that the instrument is intended to revoke this Power of Attorney, all prior general Powers of Attorney or all prior Powers of Attorney.

IN WITNESS WHEREOF, I have executed this instrument as of the 10th day of September, 2012.

/s/ RALPH LAUREN
Ralph Lauren

B-1

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Ricky Lauren, hereby make, constitute and appoint Craig L. Smith as my agent and attorney-in-fact for the purpose of executing in my name, in my individual capacity and/or in my capacity as a trustee of any trust, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d), Section 13(g) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act and granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Except as otherwise specifically provided herein, this Power of Attorney shall not in any manner revoke, in whole or in part, any Power of Attorney previously executed. This Power of Attorney shall not be revoked by any subsequent Power of Attorney executed in the future, unless such subsequent Power of Attorney specifically refers to this Power of Attorney, or specifically states that the instrument is intended to revoke this Power of Attorney, all prior general Powers of Attorney or all prior Powers of Attorney.

IN WITNESS WHEREOF, I have executed this instrument as of the 10th day of September, 2012.

/s/ RICKY LAUREN
Ricky Lauren

C-1